EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2017	2016
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$500	$133
Income tax expense	260	74
Fixed charges:
Interest on:
Short-term borrowings	55	39
Long-term debt	493	400
Others	11	7
One third of rents, net of income from subleases	16	13
Total fixed charges, excluding interest on deposits	575	459
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	$1,335	$666
Ratio of earnings to fixed charges, excluding interest on deposits	2.32	1.45

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$575	$459
Add: Interest on deposits	319	222
Total fixed charges, including interest on deposits	894	681
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	1,335	666
Add: Interest on deposits	319	222
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$1,654	$888
Ratio of earnings to fixed charges, including interest on deposits	1.85	1.30